MANAGEMENT’S DISCUSSION AND ANALYSIS

For the First Quarter Ended March 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries (“Augusta” or “the Company”) should be read in conjunction with the accompanying condensed consolidated interim financial statements for the three months ended March 31, 2013 which is available on the SEDAR website at www.sedar.com. The condensed consolidated interim financial statements are prepared in accordance with IAS 34 “Interim Financing Reporting:” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollar unless otherwise noted. This MD&A is prepared as of May 10, 2013.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT LLC under the symbol “AZC”.

Cautionary Statement on Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking statements or information within the meaning of the Securities Act (Ontario). Forward-looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to Augusta’s plans at its Rosemont property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Description of the Business

Augusta and its wholly-owned subsidiary, Rosemont Copper Company (“RCC”), are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta’s main asset is the Rosemont copper project (“Rosemont Copper”) which is currently in the final stages of the permitting process. The Company expects the Record of Decision (“ROD”) to be issued in the third quarter of 2013 with construction to start subsequently. Rosemont is expected to be one of the largest copper mines in the United States, accounting for approximately 10% of total U.S. copper production.

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

The Rosemont property is comprised of approximately 30,000 acres (12,140 hectares) of patented and unpatented claims and fee land and surface grazing leases. Rosemont is approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC. Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Corporate Developments

On April 19, 2013, the Company adopted a shareholder rights plan (the "Rights Plan") and an advance notice policy. The Rights Plan is intended to ensure, to the extent possible, that all holders of common shares of the Company and the Board have adequate time to consider and evaluate any unsolicited take-over bid for the common shares of the Company, provide the Board with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any unsolicited take-over bid and encourage the fair treatment of the Company's shareholders in connection with any unsolicited take-over bid. The Board has also adopted an advance notice policy (the "Policy") in order to facilitate an orderly and efficient annual general or, where the need arises, special meeting, to ensure that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees, and allow shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

On January 31, 2013, the Company received the Air Quality Permit for its Rosemont Copper project from the Arizona Department of Environmental Quality (“ADEQ”). The Air Quality Permit stipulates the operating, monitoring and reporting parameters that Rosemont must comply with to meet all federal, state and local air quality requirements.

Permitting and Environmental Impact Statement (“EIS”)

On January 31, 2013, the Company received the Air Quality Permit for its Rosemont Copper project from the ADEQ. The Air Quality Permit stipulates the operating, monitoring and reporting parameters that Rosemont must comply with to meet all federal, state and local air quality requirements. Rosemont has now received seven major permits with one major permit remaining, the Clean Water Act Section 404 Permit to be issued by the U.S. Army Corp of Engineers (“ACOE”), which the Company expects to receive following the issuance of ROD on the Plan of Operations from the USFS. The air permit and the aquifer protection permit are each in administrative appeal processes. These two permits are considered final and in force, even while they are undergoing review as per the state of Arizona administrative procedures.

There are several administrative steps to finalize the 404 permit including concurrence by the state of Arizona that the 404 permit conditions protect surface water standards (State 401 certification), completion of the consultation processes required to assure compliance with endangered species and historic site preservation acts, and ability to rely on a Final EIS. The Company expects to receive its 404 permit after the issuance of the Final EIS and ROD on the Plan of Operations from the U.S. Forest Service (“USFS”).

The USFS continued working towards completing a draft of the Final Environmental Impact Statement (“EIS’) for review by the various cooperating agencies. The review is expected to be completed in the second quarter of 2013.

Construction activities can commence on public lands following the completion of the 404 permit process, publication of the Notice of Availability of the Final EIS and Record of Decision, and a mandated 105-day period after the ROD notice, for the public and agencies to complete an appeal resolution process, and to allow Rosemont to finalize its MPO in response to the final conditions included in the ROD.

Engineering and Ongoing Support Activities

Detailed engineering work has been adjusted to match the revised ROD and construction schedule. Since the commencement of permitting activities, the Company has maintained an active community relations program which includes maximizing the economic benefits to the Rosemont region. The program includes support of local and regional activities and maintaining a community outreach program.

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

As at December 31, 2012 and March 31, 2013, Augusta’s capitalized development costs on the Rosemont project and deposits on long-lead equipment were as follows:

Development Costs

As at January 1, 2012	$119,014,472
Permitting, engineering and on-going support activities	28,239,085
Capitalized loan interest and financing charges	3,926,948
Capitalized stock-based compensation expense	1,527,532
As at December 31, 2012	$152,708,037

As at December 31, 2012	$152,708,037
Permitting, engineering and on-going support activities	5,938,975
Capitalized loan interest and financing charges	1,297,451
Capitalized stock-based compensation expense	287,562
As at March 31, 2013	$160,232,025

Deposits on Long-lead Equipment

As at January 1, 2012	$78,213,911
Additions	3,900,225
Reclassification to property, plant and equipment	(70,443,212)
As at December 31, 2012 and March 31, 2013	$11,670,924

Financings

For the three months ended March 31, 2013, the Company received proceeds of Cdn$0.01 million from the exercise of 16,667 stock options at an exercise price of Cdn$0.68 per share. The share price when the stock options were exercised was Cdn$2.45. There were no other financing activities during the three months ended March 31, 2013.

In September 2010, the Company entered into an Earn-In Agreement with United Copper & Moly LLC (“UCM”) to earn up to a 20% interest in Rosemont joint venture by funding $176 million of project expenditures. UCM had completed funding the first tranche $70 million of Pre-Construction costs and earned a 7.95% interest in the Rosemont Joint Venture. The remaining $106 million for construction will be funded once all the major permits are issued.

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

Results of Operations

	Three Months Ended March 31,
	2013	2012
EXPENSES
Salaries and benefits	$481,944	$515,802
Stock-based compensation	555,842	1,052,635
Exploration and project investigation	716,012	286,425
Legal, accounting and audit	276,020	125,132
Travel	24,391	17,745
Consulting	10,611	5,475
Filing and regulatory fees	57,816	67,311
Recruiting fees	-	289
Office and administration	91,799	79,241
Rent	78,710	48,583
Investor relations	42,889	18,749
Directors' fees	45,586	49,269
Insurance	89,487	84,656
Membership and conferences	957	3,672
Amortization	86,519	65,489
Fiscal and advisory services	4,034	5,253
Loss from operations	(2,562,617)	(2,425,726)
Interest and other income	170,749	173,262
Other expenses	(129,699)	(117,782)
Gain (loss) on shares and warrants	(95,796)	551,810
Foreign exchange gain	8,363	109,079
Interest and finance charges	(4,767)	(4,641)
Net loss before taxes	(2,613,767)	(1,713,998)
Deferred income tax recovery	403,319	246,499
Net comprehensive loss for the period	$(2,210,448)	$(1,467,499)

Significant Variances

For the three months ended March 31, 2013 the Company had a $2.21 million net comprehensive loss (or $0.02 loss per share) compared to a $1.47 million (or $0.01 loss per share) for the same period in 2012. The $0.74 million increase in net comprehensive loss was due primarily to $0.5 million spent on project investigation expenses, a $0.65 million swing in mark-to-market valuation loss on shares and warrants and a $0.15 million increase in professional fees. These increases were partially offset by a decrease in stock-based compensation expense due to the timing of the issuance of share based awards in the first quarter of 2013.

Exploration and project investigation expense increased $0.43 million to $0.72 million for the three months ended March 31, 2013 compared to $0.29 million for the same period in 2012. The increase was due to costs associated with project investigation activities.

Legal, accounting and audit expense increased $0.15 million to $0.28 million for the three months ended March 31, 2013 compared to $0.13 million for the same period in 2012 due to higher audit and tax advisory fees.

Stock-based compensation expense decreased $0.49 million to $0.56 million for the three months ended March 31, 2013 compared to $1.05 million for the same period in 2012. The decrease was due to lower amortization charges from the issuance of the Company’s stock options, restricted shares and restricted share units late in the first quarter of 2013.

Gain (loss) on shares and warrants consist of mark-to-market changes in the value of the Company’s investments in held for trading securities and the Canadian dollar denominated share purchase warrants. In the third quarter of 2012, the Company changed the Canadian dollar exercise price of the existing share purchase warrants to US dollar and resulted in the reclassification of the warrants from a derivative to equity instrument. The accounting impact on this change no longer requires the warrants to be fair valued at the end of each period and results in lower future volatility. The $0.10 million loss in the three months ended March 31, 2013 relates to the decrease in the value of our investment in held for trading securities compared to a $0.10 million gain for the same period in 2012. The 2012 comparative figure included a $0.50 million gain from the valuation of Canadian dollar denominated share purchase warrants.

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

Summary of Quarterly Results

Select financial information in accordance with IFRS for each of the eight most recently completed quarters are as follows:

	Interest and Other Income	Net Comprehensive Profit (Loss)	Basic Earnings (Loss) Per Share	Diluted Earnings (Loss) Per Share
Q1 2013	$170,749	$(2,210,448)	$(0.02)	$(0.02)
Q4 2012	193,860	(4,909,395)	(0.04)	(0.04)
Q3 2012	149,915	(2,116,696)	(0.01)	(0.01)
Q2 2012	140,070	(1,225,287)	(0.01)	(0.01)
Q1 2012	173,262	(1,467,499)	(0.01)	(0.01)
Q4 2011	368,886	(279,009)	-	-
Q3 2011	239,247	955,601	0.01	0.01
Q2 2011	$159,012	$7,295,459	$0.05	$0.05

Factors that can or had caused fluctuations in the Company’s quarterly results include the timing of stock option grants, gains from sale of the Company’s interest in Rosemont, Canadian dollar denominated share purchase warrants and foreign exchange gains or losses related to the Company’s holding of Canadian dollar denominated working capital items. Since the Rosemont project is not currently in production, the Company believes that its losses and loss per share is not a primary concern to investors in the Company.

Liquidity and Capital Resources

The Company’s cash position at March 31, 2013 was $16.0 million compared with $29.1 million at December 31, 2012. The Company had working capital of $19.0 million at March 31, 2013, compared to $28.8 million at December 31, 2012. The $9.8 million decrease in working capital was due primarily to the ongoing operating and permitting expenditures at the Rosemont project, JPAR LLC cash contributions, and a decrease in the value of Augusta’s short-term investments.

On August 24, 2012, Cobre Verde Development Corporation, the Company’s wholly-owned subsidiary, and SICAN Inc. entered into a joint venture through the formation of JPAR LLC, an Arizona Limited Liability Company, to fund the construction and operate the Community Water Company of Green Valley CAP Water Delivery System (“CAP WDS”), which is estimated to cost $24 million to construct. The purpose of the CAP WDS is to replenish Rosemont’s use of groundwater for its future mining operations from within the Town of Sahuarita and the community of Green Valley. The joint venture is governed by an Operating Agreement which outlines the roles and responsibilities for each member, dispute resolution and dissolution, and actions that require unanimous consent. The Company is responsible for funding 100% of the construction of the CAP WDS. In conjunction with the JPAR Operating Agreement, there are also a number of agreements connected to purchase of Land Use Entitlements and the sharing of the pipeline capacity. During the first quarter 2013, the Company contributed $0.6 million (cumulative contributions of $1.1 million) into the joint venture and has recognized a 76.4% (December 31, 2012 -63.1%) share of JPAR’s assets and liabilities.

During the fourth quarter of 2011, Rosemont’s joint venture partner completed its commitment to fund $70 million of Pre-Construction Costs and earned a 7.95% equity interest in the Rosemont joint venture. The remaining $106 million of the $176 million total investment is released on a pro-rata basis with Silver Wheaton Corp. (“Silver Wheaton”) $230 million to fund construction once all of the major permits have been issued. The Company does not expect to draw on these funds until the fourth quarter of 2013.

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

Project financing negotiations are currently underway and are expected to be in place by the end of 2013.

The Company used $2.3 million of cash for operating activities during three months ended March 31, 2013 compared to $1.1 million for the same period in 2012. The $1.2 million increase was due primarily to increases in project investigation expenses, audit and tax advisory fees and the timing of vendor payments.

The Company received $0.01 million in cash from financing activities during the three months ended March 31, 2013 from the exercise of stock options compared to $1.7 million for the same period in 2012. The Company does not expect to generate significant revenue from its operations until Rosemont commences commercial production.

The Company used $10.8 million of cash in investing activities during the three months ended March 31, 2013, compared to $12.1 million for the same period in 2012. The $1.3 million decrease was due primarily to lower spending on long-lead equipment purchases as the Company adjusted its Rosemont spending in accordance with the revised ROD schedule. The investing activities included $7.2 million (2012 - $9.4 million) spent on permitting, engineering and ongoing support activities, $0.7 million (2012 - $2.5 million) payment on 2012 accrued long-lead equipment purchases and $2.9 million (2012 - $0.2 million) spent on land mitigation and other capital asset purchases.

Based on the publication of the Notice of Availability of the Final EIS, and the issuance of the ROD in the third quarter of 2013, the Company’s forecasted cash requirements for the next twelve months require significant expenditures for the start of construction and will be initially funded by UCM’s $106 million and Silver Wheaton’s $230 million. This will be then followed by drawdowns from project loans. Any delays in the issuance of the ROD will result in the Company consuming its remaining working capital. If funding cannot be obtained, this would indicate an existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on the Company raising additional debt or equity financing to support ongoing operating and corporate administrative activities. The Company is currently working on project financing with a number of lending institutions and believes that it will be successful in obtaining the project financing required to fund the construction of the Rosemont project. However there is no assurance that such financing will be obtained or obtained on commercially favorable terms.

The Company has an off-balance sheet arrangement with Silver Wheaton. The Company has agreed to sell to Silver Wheaton all of its silver and gold ounces produced at the lower of $3.90 per ounce of silver and $450 per ounce of gold delivered, or prevailing market price, in exchange for $230 million to fund construction and can only be drawn after the major project permits have been issued and the arrangement of project financing.

The consolidated financial statements are prepared on a going concern basis, which assumes the Company will be able to meet its obligations as they become due for the next twelve months.

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

Commitments

The Company had the following known commitments and contractual obligations as at March 31, 2013 and December 31, 2012:

	March 31,	December 31,
(in thousands)	2013	2012
Operating leases
Within one year	$232	$250
After one year but no more than five years	1,092	607
	1,324	857
Deposits on long-lead equipment
Within one year	-	-
After one year but no more than three years	60,796	60,796
	60,796	60,796
Debt
Within one year	-	-
After one year but no more than three years	95,250	95,250
	95,250	95,250

CAP Water Delivery System
Within one year	1,617	2,215

Accounts payable and accrued liabilies
Within one year	3,780	6,220
Total	$162,767	$165,338

Outlook

The Company continues with the permitting process with the goal of receiving the Notice of Availability for the Final EIS and receiving the ROD in the third quarter of 2013. Detailed engineering, including earthwork, civil and structural design, have been adjusted to the revised ROD schedule. Ongoing discussions with vendors are being held with respect to transportation, storage, off-loading facilities, and smelters for the copper and molybdenum concentrates as well as freight being delivered during the construction phase of the project.

With Rosemont’s Feasibility Study update and new capital cost estimates, the Company will continue with project financing activities with the goal of completing project financing by the end of 2013. Initial funding for construction will be provided by the $106 million Tranche 2 investment from Rosemont’s joint venture partner and Silver Wheaton’s $230 million to purchase life-of-mine silver and gold ounces produced from the Rosemont mine. The Company will also be evaluating various financing alternatives to ensure that the Company continues to operate as a going concern and settle its obligations as they become due.

The Company’s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont project site will continue in 2013 to promote the economic benefits of the project and the Company’s plans on alleviating the impact of mining activities on the environment.

Forecast of operating and capital expenditures for the next twelve months of approximately $254 million is based on the ROD being issued in the third quarter of 2013 followed by a 105-day ROD appeal period before construction can commence. These forecast expenditures includes land mitigation, plant and mining equipment purchases, construction and infrastructure spending and engineering and construction management, and exploration, environmental, ongoing operations support, community relations, and corporate administration. Included in the forecast for ongoing operations and support is the hiring of additional project and operations personnel as the Company prepares for construction. The forecast for the next twelve months includes approximately $174 million for plant and mining equipment purchases and construction related expenditures. Funding for the forecast expenditures will come from our joint venture partner and Silver Wheaton. Any delays in the permitting process or any unplanned expenditures may require the Company to raise additional funds. Unforeseen market events and conditions could impede access to capital or increase the cost of capital. These events could have an adverse effect on Augusta’s ability to fund its working capital and other capital requirements and hence, there is no assurance that these initiatives will be successful.

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

Transactions with Related Parties

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at March 31, 2013 and December 31, 2012, included in due from related parties were $0.06 million and $0.02 million, respectively.

On July 1, 2010, the Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs to each of the companies under a management services agreement. Each company holds an equal share in ManCo. For each of the three months ended March 31, 2013 and 2012, ManCo charged the Company $0.3 million for its share of salaries, rent and other administrative expenses.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2013 and 2012 are as follows:

	2013	2012
Salaries and benefits	$383,202	$380,109
Stock-based compensation	611,826	1,225,384
	$995,028	$1,605,493

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Outstanding Share Data

The following table summarizes the outstanding share information as at May 10, 2013.

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Issued and outstanding common shares	144,345,396	$-
Restricted share units	341,667	-
Incentive stock options	7,833,668	3.02
Share purchase warrants	1,791,700	USD $ 3.85
	154,312,431

FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, short-term investments, due from related parties, long-term receivable, accounts payable and accrued liabilities, and long-term debt and approximates their fair values. The cash and cash equivalents, accounts receivable, short-term investments, and accounts payable and accrued liabilities are classified as Level 1 on the fair value hierarchy. The long-term receivable and long-term debt is classified as Level 3 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates and the functional currency of the Company.

The Company issues equity in Canadian dollars, however the majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	March 31,	December 31,
	2013	2012
Cash and cash equivalents	$125,829	$371,288
Accounts receivable	92,710	55,475
Short-term investments	162,150	259,440
Prepaid expenses	39,881	22,449
Accounts payable and accrued liabilities	(360,438)	(575,752)
	$60,132	$132,900

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2013, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.01 million (March 31, 2012 -$0.71 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions and receivable from joint venture partner, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are currently held with a large Canadian chartered bank and a US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

The other asset relates to a receivable from Ely Gold & Mineral Inc. (“Ely”) for the sale of certain mineral and exploration properties held by the Company’s US subsidiary, DHI Minerals Inc. to Ely in 2007. This receivable had a carrying value of $2.10 million as at March 31, 2013 and an annual payment is due on the June 1 anniversary date of each year with the last payment on June 1, 2015. In the event that Ely does not make the required payments, the Company can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should the Company reacquire the DHI shares or properties, an asset impairment assessment may be required

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved through the management of its capital structure and debt leverage.

Based on the Company’s planned expenditures on permitting, engineering and on-going support activities at the Rosemont project for the next twelve months, the Company will require additional debt or equity financings to meet its obligations as they become due. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in a delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company’s equity price risk also arises from the impact the share purchase warrants with a Canadian dollar strike price will have on the statement of comprehensive profit (loss) based on the volatility of Company’s share price.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an Earn In Agreement with UCM to earn up to a 20% interest in the Rosemont joint venture by contributing cash of up to $176 million into the joint venture to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The 2012 Feasibility Study update estimated the capital cost of the mill and mining equipment and all related construction costs including mine pre-development costs at $1.23 billion. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board of Directors.

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The capital requirements for the next twelve months will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont project, mine construction, as well as for administration expenses. Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from potential future financings to meet its ongoing commitments and capital purchases.

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting estimates that may affect the Company’s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures, development costs and the determination of the fair value of stock-based compensation and share purchase warrants issued with strike price that is denominated in a currency other than the issuer’s functional currency. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Mineral Properties and Development Costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceed the recoverable amount.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable resources are expensed as incurred.

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances might indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written-down to the estimated recoverable amount.

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

Stock-based Compensation

The Company grants stock options to employees, directors and consultants under its stock option plan. The fair value method of accounting is used for stock-based awards. Under this method, stock options and restricted share units are recorded at their estimated fair value on the grant date and are charged either to earnings or capitalized to development costs over the vesting period with a corresponding credit to reserves. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted shares are issued from treasury at date on the grant and are fair valued at the date of grant. The fair value is charged to either earnings or capitalized over the vesting period. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the calculated expense for the award on a straight-line basis over the vesting period of the award.

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

Financial Instruments

The Company may issue share purchase warrants with a Canadian dollar strike price to subscribers pursuant to debt or equity financings by the Company. Share purchase warrants are initially recorded at its estimated fair value on the date of issue and charged to either share issue costs on an equity issue or netted against the proceeds from a debt issue with a corresponding credit to warrants liability only if the underlying strike price is denominated in a currency that is not the same as the functional currency of the issuer. The share purchase warrants are fair valued at each balance sheet date and any changes to the fair value are charged or credited to the statement of comprehensive profit (loss). On the date of exercise, the warrants are fair valued and transferred from warrants liability to share capital.

NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Adoption of New or Amended IFRS

On January 1, 2013, the Company adopted the following new accounting standards that were previously issued by the IASB:

Consolidated Financial Statements
IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company applied IFRS 10 at January 1, 2013, and did not have an impact on the condensed consolidated interim financial statements.

Joint Arrangements
IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities –Non-Monetary Contributions by Venturers. IFRS 11 provides for a principles-based approach to the accounting for joint arrangements that requires an entity to recognize its contractual rights and obligations arising from its involvement in joint arrangements. A joint arrangement is an arrangement in which two or more parties have joint control. Under IFRS 11, joint arrangements are classified as either a joint operation or a joint venture, whereas under IAS 31, they were classified as a jointly controlled asset, jointly controlled operation or a jointly controlled entity. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures, whereas IAS 31 permitted a choice of the equity method or proportionate consolidation for jointly controlled entities. Under IFRS 11, for joint operations, each party recognizes its respective share of the assets, liabilities, revenues and expenses of the arrangement generally resulting in proportionate consolidation accounting. The Company applied IFRS 11 retrospectively by reassessing the type of, and accounting for, each joint arrangement in existence at January 1, 2013. No significant impacts resulted on the condensed consolidated interim financial statements.

Disclosure of interest in other entities
IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities and the effects of those interests on its financial statements. Disclosures arising from the adoption of IFRS 12 can be found in Note 3 in the condensed consolidated interim financial statements.

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

Fair value measurement
IFRS 13, Fair Value Measurement, sets out a single IFRS framework for measuring fair value, clarifies the definition of fair value, and enhances disclosures about fair value measurements. The Company applied IFRS 13 prospectively at January 1, 2013, and did not have an impact on the condensed consolidated interim financial statements.

Presentation of financial statements
IAS 1, Presentation of Financial Statements, was amended to require entities to group items within other comprehensive income that may be reclassified to profit or loss. The Company applied IAS 1 at January 1, 2013, and did not have an impact on the condensed consolidated interim financial statements.

Future Accounting Changes

Financial instruments
IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2015, and has not yet considered the potential impact of the adoption of IFRS 9.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with participation of its Chief Executive Officer and Senior Vice-President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on this assessment, the Chief Executive Officer and Senior Vice-President and Chief Financial Officer have concluded that as of the end of the period covered under this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Senior Vice-President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. However, due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

The financial reporting changes that resulted from the application of IFRS accounting policies were implemented during the three months ended March 31, 2013, has not materially affected, or is not reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The Company and its current and future business and financial condition are subject to various risks and uncertainties due to the nature of the business and the present stage of development of the Rosemont project. Certain of these risks and uncertainties are set out below and a comprehensive list can be found under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2012, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

Augusta will require additional capital to fund future business plans.

As of March 31, 2013, Augusta had working capital of $19.0 million. Augusta has minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont is placed into commercial production. For the commencement of construction, Augusta will require project financing to be in place by the end of 2013. Augusta may raise additional capital through debt or equity financing, and possibly production sharing arrangements or other means. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta could lose its only material property upon an event of default under the loan agreement with Red Kite.

The Company’s obligations under the Red Kite loan Agreement are secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of a default in which the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and the Company’s shareholders could lose their entire investment.

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather conditions, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Price volatility - copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, its financial results, and its exploration, development and mining activities, if any, may be adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Metal prices fluctuate widely and are affected by numerous factors beyond Augusta’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and general economic conditions throughout the world. Metal prices fluctuate in response to these and many factors that cannot be predicted. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10% change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in permanently closing a property.

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-down of Augusta’s investment in Rosemont and increased amortization, reclamation and closure charges.

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices may impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Insurance risk.

The Company’s insurance will not cover all the potential risks associated with mining operations such as environmental pollution and other hazards as a result of production which may not be insured against or which the Company does not elect to insure against due to high insurance premiums. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on its financial condition and results of operations.

Title to Augusta’s properties may be subject to other claims.

Although Augusta believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, control or has the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties, which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of the Company’s properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests can be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect Augusta’s business and planned operations.

Augusta believes its exploration projects comply with existing environmental and mining laws and regulations affecting its operations. The Company’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot guarantee that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

Management’s Discussion and Analysis for the First Quarter Ended March 31, 2013

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Augusta’s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.